Exhibit 99.1

Vast Renewables Limited Announces Operational and Financial Results for First Half of Fiscal 2024

Operational and Funding Highlights

•	Investment of €10.0 million from EDF Australia, a subsidiary of EDF Group

•	Equity investment from the Canberra Airport Group valued at USD $9.2 million

•	Subsequently announced funding agreements for up to AUD $40.0 million from the Australian and German governments to construct the Solar Methanol 1 project along with consortium partner Mabanaft in January 2024

•	Closed business combination with Nabors Energy Transition Corp. on December 18, 2023

Financial Metrics for Six Months Ending December 31, 2023

•	Total revenue consisting of $768,000, made up of both customer and grant revenue

•	Available cash and equivalents of $16.5 million

•	Net loss of ($281.5) million primarily attributable to non-cash listing expenses of ($106.0) million and derivative losses of ($164.3) million related to the close of the business combination

•	Total diluted common shares outstanding as of December 31, 2023 of 29,291,884

Sydney, March 28, 2024 — Vast Renewables Limited (“Vast” or the “Company”) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat today announced operational and financial results for the first half of the Company’s fiscal 2024, comprising the six months ended December 31, 2023.

Funding Commitments

During the first half of fiscal year 2024, Vast announced several funding commitments from strategic partners. In connection with the closing of Vast’s business combination, EDF Australia, a subsidiary of France’s EDF Group, which operates in more than 25 countries worldwide, executed on its capital commitment to Vast of a capital commitment of €10 million in conjunction with an agreement between the companies to partner on development of Australian CSP projects. In addition, Canberra Airport Group executed on its capital commitment valued at $9.2 million.

“The support Vast has received from our strategic partners has been very meaningful to the progress of our company, both from a financial as well as operational standpoint,” said Craig Wood, CEO of Vast. “Canberra Airport Group and EDF Australia have shown their enthusiasm for CSP and their commitment to the clean energy transition through their commitments to Vast, with each bringing their own strategic imperatives to the partnerships with an eye to sustainable aviation fuel production and clean energy production. We are very excited to progress and expand our relationships with these two firms.”

Subsequent to the end of the first half of the Company’s fiscal 2024, Vast announced the award of a total of up to approximately AUD $40.0 million in conditional funding agreements, in conjunction with the Company’s consortium partner, Mabanaft. As a result of the Solar Methanol 1 (SM1) project’s selection for funding from the German-Australian Hydrogen Innovation and Technology Incubator (HyGATE), Vast will receive up to AUD $19.5 million from the Australian Renewable Energy Agency (ARENA), and Mabanaft is to receive up to €12.4 million from Projektträger Jülich on behalf of the German government. The funding relates to development of Vast’s Solar Methanol 1 (SM1) project in Port Augusta, South Australia, which aims to produce green methanol through use of Vast’s CSP v3.0 technology.

Operational Events

During the first half of fiscal year 2024, Vast continued to make progress on its first utility-scale project for power generation, known as VS1, located in Port Augusta in South Australia.

Prior to announcement of the agreement with CYD, on June 6, 2023 Vast announced the award to Worley Ltd. of contracts for basic engineering and front-end engineering and design (FEED) work for the VS1 project.

“I am pleased by the progress on Vast’s VS1 project, and excited by the partnerships we have so far forged with Worley and CYD,” said Mr. Wood. “Bringing VS1 online using our CSP v3.0 technology will be a team effort, and we could not have selected better teammates. Initial engineering and modeling on this first-of-its-kind project is crucial to its success, and we are confident in the approach of both of these firms. As VS1 moves forward through calendar 2024, we will look to further expand our world-class team.”

Key Hires and Board of Directors

On August 23, 2023, Vast announced the hiring of Marshall D. (Mark) Smith as chief financial officer. Based between Vast’s Sydney headquarters and Houston, Texas, Mr. Smith brings more than 30 years of experience to the position, including energy industry expertise and leadership in operations, capital allocation, business development, and financial management. Most recently, he was CFO for a Texas-based privately held oil and gas company, having previously served as CFO for Guidon Energy, an oil and gas company that was Blackstone Energy Partners’ largest energy-focused investment. Mr. Smith also held executive positions at California Resources Corporation, Occidental Petroleum, Ultra Petroleum, and J.M. Huber Energy. Prior to that, he served as a Managing Director of Investment banking at Nesbitt Burns Securities (now BMO Capital Markets).

On September 9, 2023, the Company announced the hiring of Federico Sandoval as project director for the VS1 project. Mr. Sandoval brings a wealth of CSP expertise and a global track record of success to this role. His previous role as construction manager at Noor Energy in the UAE and his prior experiences with multiple CSP projects worldwide should make him an invaluable contributor to the Vast team and the delivery of VS1.

On January 12, 2024, the Company announced its complete seven-member board of directors. Vast’s board of directors is comprised of Chairman Peter Botten, an experienced energy executive, including over 26 years as managing director of Oil Search; Vast CEO Craig Wood; William Restrepo, chief financial officer of Nabors Industries Inc.; Colleen Calhoun, formerly of General Electric and Quaise Energy; Tom Quinn, an experienced energy and infrastructure executive with global experience; Colin Richardson, an experienced investment banker; and John Yearwood, an experienced board member and former CEO, President and COO of Smith International, Inc.

Financial Results

For the six months ending December 31, 2023 Vast reported total revenue of $768,000, compared to $547,000 for the same period in 2022. This included approximately $440,000 in revenue received in the form of grants and approximately $328,000 in revenue received from customers. The overall increase in revenue during the six months ending December 31, 2023 was related to (a) increased activity in relation to the design, engineering and project management services for a solar facility owned by Commonwealth Scientific and Industrial Research Organization (CSIRO), and (b) higher estimated refundable Research & Development tax rebate recoveries due to higher spend incurred on eligible activities.

During the period, Vast reported a net loss of ($281.5) million compared to a net loss of ($3.9) million during the previous year’s period. This is equal to diluted loss per share of ($66.44) for the six months ended December 31, 2023 as compared to diluted loss per share of ($1.83) for the same period in 2022. The increase in net loss was primarily related to non-cash accounting activities related to the close of the business combination, predominantly (a) share based listing expense recognized upon consummation of the business combination, amounting to $106.0 million, and (b) the loss realized recorded upon conversion of Convertible financial instruments previously issued by Vast, immediately prior to the consummation of the business combination, amounting to $170.4 million.

On December 31, 2023, the Company had total available cash and equivalents of $16.5 million compared to $2.1 million on June 30, 2023. The Company reported total debt outstanding of $5.4 million as of December 31, 2023, compared to $26.9 million as of June 30, 2023.

As of December 31, 2023, Vast had total diluted common shares outstanding of 29,291,884.

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast was listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

VastIR@icrinc.com

For US media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding Vast’s ability to regain and maintain compliance with Nasdaq listing requirements, Vast’s future financial performance, as well as Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “should,” “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; Vast’s ability to comply with its, and its counterparties’ respective compliance with their, respective obligations under the funding agreements related to SM1, the agreement with CYD, the agreement with Worley Ltd and Vast’s other financing and commercial agreements; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or its subsidiairies, including in relation to the recent business combination; changes in applicable laws or regulations, Vast’s ability to regain and maintain compliance with Nasdaq listing standards and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled “Risk Factors” in the final prospectus, dated March 11, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Vast Renewables Limited (formerly Vast Solar Pty Ltd) and Controlled Entities

ABN 37 136 258 574

Condensed consolidated financial statements for the half-years ended December 31, 2023 and 2022

Vast Renewables Limited

Condensed consolidated statements of profit or loss and other comprehensive income (unaudited)

		Six Months Ended December 31,
	Note	2023	2022

		(In thousands of US Dollars, except per share amounts)
Revenue:
Revenue from customers	3	$328	$208
Grant revenue	4	440	339
Total revenue		768	547

Expenses:
Employee benefits expenses		2,016	1,305
Consultancy expenses		2,200	416
Administrative and other expenses	5	5,485	1,318
Share based listing expenses	19	106,017	-
Raw materials and consumables used		586	208
Depreciation expense		27	23
Finance costs, net	5	1,509	1,154
Share in loss of jointly controlled entities		120	132
(Gain)/loss on derivative financial instruments	16	164,296	(5)
Total expenses		282,256	4,551

Net loss before income tax		(281,488)	(4,004)
Income tax benefit	6	2	67
Net loss		(281,486)	(3,937)

Other comprehensive income that will not be reclassified to profit or loss:
(Loss)/gain on foreign currency translation	14	(241)	232
Total comprehensive loss for the year		$(281,727)	$(3,705)

Net loss per share:
Basic		$(66.44)	$(1.83)
Diluted		$(66.44)	$(1.83)

Weighted-average number of common shares outstanding:
Basic	13	4,236,782	2,148,887
Diluted	13	4,236,782	2,148,887

The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited

Condensed consolidated statements of financial position (unaudited)

		December 31,	June 30,
	Note	2023	2023

		(In thousands of US Dollars)
Assets
Current assets:
Cash and cash equivalents		$16,509	$2,060
Trade and other receivables	7	965	314
R&D tax incentive receivable		461	638
Prepaid expenses	8	2,590	44
Total current assets		20,525	3,056

Non-current assets:
Investment in joint venture accounted for using the equity method	12	1,201	1,300
Loans and advances to related parties		331	225
Property, plant and equipment		38	30
Right-of-use-assets		29	45
Total non-current assets		1,599	1,600
Total assets		$22,124	$4,656

Liabilities
Current liabilities:
Borrowings	11	$-	$19,812
Derivative financial instruments	11	-	18
Trade and other payables	9	9,411	5,624
Warrants liability	10	2,767	-
Lease liabilities		36	26
Deferred consideration payable	12	976	955
Provisions		239	183
Total current liabilities		13,429	26,618

Non-current liabilities:
Lease liabilities		-	28
Borrowings	11	5,404	7,134
Provisions		122	117
Derivative financial instruments	11	950	174
Total non-current liabilities		6,476	7,453
Total liabilities		$19,905	$34,071

Equity:
Issued capital	13	$297,618	$2,354
Share-based payment reserve	14	22,692	4
Foreign currency translation reserve	14	3,044	3,285
Capital contribution reserve	14	-	4,591
Accumulated losses	15	(321,135)	(39,649)
Total equity / (deficit)		$2,219	$(29,415)

Total liabilities and equity		$22,124	$4,656

The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited

Condensed consolidated statements of changes in equity (unaudited)

		Reserves
(In thousands of US Dollars)	Issued Capital	Share-based Payment Reserve	Capital Contribution Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity/ (Deficit)
Note	13	14	14	14	15
As of July 1, 2022	$2,354	$4	$3,452	$2,394	$(24,432)	$(16,228)
Net loss	-	-	-	-	(3,937)	(3,937)
Other comprehensive income	-	-	-	232	-	232
Related to shareholder loans, net of tax	-	-	200	-	-	200
As of December 31, 2022	$2,354	$4	$3,652	$2,626	$(28,369)	$(19,733)
As of July 1, 2023	$2,354	$4	$4,591	$3,285	$(39,649)	$(29,415)
Net loss	-	-	-	-	(281,486)	(281,486)
Other comprehensive income	-	-	-	(241)	-	(241)
Share based compensation – earnout shares	-	22,688	-	-	-	22,688
Issuance of shares to employees	638	-	-	-	-	638
Conversion of debt to equity	208,800	-	(4,591)	-	-	204,209
Shares issued to acquire NETC	67,799	-	-	-	-	67,799
PIPE funding	17,506	-	-	-	-	17,506
Shares issued as settlement of transaction expenses	2,057	-	-	-	-	2,057
Transaction costs accounted for as a deduction from equity	(1,536)	-	-	-	-	(1,536)
As of December 31, 2023	$297,618	$22,692	$-	$3,044	$(321,135)	$2,219

The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited

Condensed consolidated statements of cash flows (unaudited)

	Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Cash from operating activities:
Net loss	$(281,486)	$(3,937)
Adjustments to net loss:
Share in loss of jointly controlled entities	120	132
Share based listing expense	106,017	-
Share based payments expense	750	-
Depreciation and amortization expense	27	23
Non-cash finance costs recognised in profit or loss	1,509	1,154
Loss on derivative financial instruments	164,296	(5)
Deferred income tax expense/(benefit)	(2)	(67)
Changes in operating assets and liabilities:
Trade and other receivables	(650)	42
Prepaid expenses	(2,547)	(12)
R&D tax incentive receivable	177	(331)
Contract liabilities	(2)	(59)
Trade and other payables (1)	(15,986)	60
Provisions	61	14
Foreign exchange differences	(246)	155
Net cash used in operating activities	$(27,962)	$(2,831)

Cash flows from investing activities:

Interest received	17	(1)
Loans and advances paid to related parties	(86)	(77)
Purchases of property, plant and equipment	(34)	(6)
Net cash used in investing activities	$(103)	$(84)

Cash flows from financing activities:
Payment of deferred consideration	-	(562)
Proceeds from borrowings	33,333	3,291
Proceeds from capital reorganization	9,203	-
Repayment of lease liabilities	(5)	(21)
Net cash generated by financing activities	$42,531	$2,708

Net increase/(decrease) in cash and cash equivalents	14,466	(207)
Effect of exchange rate changes on cash	(17)	(3)
Cash and cash equivalents at the beginning of the period	$2,060	$423
Cash and cash equivalents at the end of the period	$16,509	$213

No cash interests were paid during the half-year ended December 31, 2023 or the half-year ended December 31, 2022.

No cash taxes were paid during the half-year ended December 31, 2023 or the half-year ended December 31, 2022.

(1) This movement includes (19.8) million of payables from NETC that were extinguished upon consummation of the BCA. Refer to note 19 - Capital reorganization (the “SPAC Merger”) for further details.

The accompanying notes form part of the consolidated financial statements

Notes to the condensed consolidated financial statements

1.	General information

The consolidated financial statements comprise of Vast Renewables Limited (formerly Vast Solar Pty Ltd) and the entities it controls. Unless the context requires otherwise, references in this report to “we,” “us,” “our,” “the Company,” or “Vast” mean Vast Renewables Limited and the entities it controls.

Vast is an Australian public company limited by shares incorporated on March 27, 2009. We are a leading renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Our unique approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production.

Vast's registered office and principal place of business is as follows:

Level 7, Suite 02, 124 Walker Street
North Sydney
NSW 2060

With consummation of the SPAC Merger with Nabors Energy Transition Corp. (“NETC”) on December 18, 2023 (the “Closing Date”) as provided in note 19, this transaction is accounted for as a capital reorganization. The SPAC Merger, which is not within the scope of IFRS 3 as NETC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the SPAC Merger was achieved with the Company issuing shares to NETC shareholders in exchange for the net liabilities of NETC ($11.2 million) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Vast Ordinary Shares of $11.99 per share (price of Vast Ordinary Shares at the Closing Date) over the fair value of NETC’s identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share based listing expense”) and further details of share based listing expense is provided in note 19.

As a result of the SPAC Merger, NETC became a wholly-owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public Vast Warrants commenced trading on the Nasdaq Stock Market, or “Nasdaq,” under the symbols “VSTE” and “VSTEW,” respectively.

The following table provides information relating to our directors and executive officers as of the date of approving these condensed financial statements.

Name	Age	Position
Craig Wood	46	Chief Executive Officer and Director
Marshall (Mark) D. Smith*	63	Chief Financial Officer
Kurt Drewes	50	Chief Technology Officer
Alec Waugh	57	General Counsel
Sue Opie	56	Chief People Officer
Peter Botten*	68	Chairman
Colleen Calhoun*	57	Director
Thomas Quinn*	62	Director
William Restrepo*	63	Director
Colin Richardson*	62	Director
John Yearwood*	64	Director

* appointed during the six months ended December 31, 2023 or since, before approving these condensed financial statements.

2.	Significant accounting policies

a)	Basis of preparation

The condensed consolidated interim financial statements for the half-year reporting period ended December 31, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. These financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Therefore, these financial statements should be read together with the annual financial statements for the fiscal year ended June 30, 2023.

The accounting policies adopted are consistent with those applied in the Company’s 2023 annual financial statements, except as disclosed below in note 1 (c).

Functional and presentation currency

The functional currency of Vast is Australian dollars (“AUD”) being the primary economic environment in which it operates. The presentation currency of Vast is United States (“US” or “$”) dollars.

b)	Going concern

Vast incurred a net loss of $281.5 million and $3.9 million for the half-years ended December 31, 2023 and 2022, respectively and used net cash in operating activities of $28.0 million and $2.8 million for the half-years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had net current assets of $7.1 million and total net assets of $2.2 million. As of December 31, 2023, promissory notes totalling $5.4 million held by EDF were outstanding and included in the Company’s liabilities.

On January 12, 2024, Vast issued an additional 681,620 Ordinary Shares to Nabors Lux 2 S.a.r.l (“Nabors”) for a consideration of $7.0 million pursuant to the Nabors Backstop Agreement, as contemplated in the Business Combinations Agreement (“BCA”). In addition, under the BCA, Nabors granted Vast a term loan in the form of the Backstop Loan Agreement in an amount of up to $5.0 million which Vast expects to draw upon within the next 12 months.

The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia) and “SM1” (a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1) will require substantial funding. These projects are expected to rely on outside sources of financing. The Australian Renewable Energy Agency’s (ARENA) has announced funding of up to AUD 65 million on February 13, 2023 for VS1. On January 27, 2023, ARENA also announced that Vast will receive up to AUD 19.5 million from ARENA and Vast’s consortium partner, Mabanaft will receive up to EUR 12.4 million from Projektträger Jülich on behalf of the German government for SM1, in each case as part of the HyGATE Program. The funding awards for VS1 and SM1 are each subject to multiple conditions precedent, including but not limited to the ability to provide sufficient equity to meet the balance of funding requirements for the projects, the projects achieving financial close prior to specified dates and securing relevant permitting and approvals such as a grid connection. In addition, the Australian Federal government has announced financial support for the development of VS1 of up to AUD 110 million, the terms and conditions of which (including, inter alia, achievement of financial close of VS1 by a specified date) are to be negotiated with the Department of Climate Change, Energy, the Environment and Water and approved by the Australian Federal Government.

Vast intends to raise additional funding through an external capital raise commencing early in the financial year ending June 30, 2025. Vast’s ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.

As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on Vast’s ability to continue as a going concern, and therefore, that the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)	Application of new and amended accounting standards adopted by the group

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

3.	Revenue from customers

	Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Consulting fees	$326	$146
Margin fees	2	62
	$328	$208

Consulting fees

Revenue from consulting fees is recognised predominantly in relation to the design, engineering and project management services for a solar facility owned by Commonwealth Scientific and Industrial Research Organisation (CSIRO), based on the actual services provided to them at the end of the reporting period as a proportion of the total services to be provided. Revenue is recognised over time as the customer receives and uses the benefits from consulting services simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours for each project or contract.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenue or costs are reflected in profit or loss in the period in which the circumstances that give rise to the change become known by management.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by Vast exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.

Margin fees

In relation to the facility mentioned above, Vast is charging a margin fee in the form of 10% administration and handling fee for the procurement of equipment, components, and materials on behalf of CSIRO. The Company recognises revenue from procurement service at a point in time when goods are acquired and are presented net of relevant gross receipts and gross payments.

4.	Grant revenue

Research and Development tax incentives

In order to encourage the industry to invest more in R&D, the Australian government offers a tax incentive that reduces the Company’s R&D costs by offering tax offsets for eligible R&D expenditure. Under the R&D Tax Incentive, Vast is eligible to receive a refundable R&D tax offset in respect of its eligible R&D expenditure.

R&D tax incentives
	Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Refundable R&D tax offset for the half-year	$440	$339
R&D Tax credit recoveries recognised as grant income	$440	$339

5.	Expenses

Net loss includes the following expenses:

	Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Administrative and other expenses:
Share based payment expenses (1)	$750	$-
Legal and accounting expenses	3,781	1,050
Other expenses	954	268
	$5,485	$1,318

Gain/loss on derivative financial instruments:
Realised loss on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral (2)	$170,376	$-
Unrealised gain on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral	-	(5)
Unrealised gain on Promissory Note issued to EDF (2)	(4,666)	-
Unrealised gain on NETC Warrants (2)	(1,414)	-
	$164,296	$(5)

(1) Refer to note 14 – Reserves for more details relating to share based payment expenses.

(2) Refer to note 16 – Financial Instruments – Fair values and financial risk management for further details.

Finance costs:
Interest expense on Convertible Note 3 – AgCentral	$431	$449
Interest expense on Convertible Note 4 – AgCentral	506	459
Interest expense on Convertible Note 5 – AgCentral	58	61
Interest expense on Senior Convertible Notes – AgCentral & Nabors	309	-
Interest expense on Loans from shareholders – AgCentral	159	118
Interest expense on Promissory Note – EDF	43	-
Other	3	67
	$1,509	$1,154

6.	Income tax expense

The standard rate of corporations’ tax applied to taxable profit is 25% for the six months ended December 31, 2023 and 2022.

As at December 31, 2023, Vast has unused tax losses of $6.2 million for which no deferred tax asset has been recognised. Deferred tax assets have not been recognised for the unused tax losses as they are not likely to generate taxable income in the foreseeable future. Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. As management has determined that the recognition criteria associated with Deferred Tax Assets, including Deferred Tax Assets arising from unused losses is not satisfied, whereby it must be probable that future taxable profits will arise, no income tax expense has been recorded and therefore there is no effective tax rate for the six months ended December 31, 2023 and December 31, 2022.

During the half-year ended December 31, 2023, as part of the BCA, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible promissory notes held by AgCentral Energy were discharged and terminated in exchange for Vast shares, as repayment of all the principal outstanding and accrued interest immediately prior to the BCA. As such requirements of the Commercial Debt Forgiveness provisions of the income tax legislation applied, and a gain on forgiveness arose where the market value of the commercial debt amount released was greater than the market value of the shares issued. The net forgiven amount upon consummation of the BCA was $17.1 million. The gain on forgiveness was applied to reduce the tax losses brought forward as at June 30, 2023, certain expenditure amounts incurred in previous income years, and the cost base of certain Capital Gains Tax assets.

7.	Trade and other receivables

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Trade receivables	624	4
Goods and Service Tax receivable	170	204
Other receivables	171	106
	965	314

8.	Prepaid expenses

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Prepaid insurance	2,566	29
Other prepaid expenses	24	15
	2,590	44

As at December 31, 2023, the balance of prepaid insurance is predominantly made of the one year cover for Directors and Officers, effective from the date of the SPAC Merger.

9.	Trade and other payables

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Trade payables	5,207	1,265
Accrued expenses	3,994	4,280
Other payables	210	79
	9,411	5,624

Trade payables and accrued expenses as at December 31, 2023 are predominantly made of business combination related consulting and advice costs, and an accrual for excise tax ($2.9 million) to reflect the cash payment of the U.S. Federal Government Inflation Reduction Act of 2022 1% excise tax for the repurchases of stock. The Inflation Reduction Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. As at December 31, 2022, trade payables and accrued expenses were predominantly made of consulting, legal and consulting fees payable or accrued.

10.	Warrants liability

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Warrants liability	2,767	-
	2,767	-

Vast Warrants exchanged in lieu of NETC Warrants consist of 27,529,987 potential ordinary shares, made of: (i) 13,799,987 Ordinary Shares that are issuable by us upon the exercise of 13,799,987 Public Warrants, and (ii) 13,730,000 Ordinary Shares that are issuable by us upon the exercise of 13,730,000 Private Warrants. Each Warrant entitles the holder to purchase one Ordinary Shares at an exercise price of $11.50 per share, with substantially the same terms as those of the NETC Warrant Agreements.

-	NETC Warrants Issuance date: November 16, 2021, transferred to Vast on December 18, 2023

-	Maturity date: 5 years from the date of consummation of the BCA

-	Exercisable: at any time after 30 days from the date of consummation of the BCA

-	Private Warrants may not be sold or transferred for 30 days from the date of consummation of the BCA

-	Public Warrants may be redeemed by the issuer at a nominal price if the stock price, when the Warrant is exercisable, reaches a threshold price for 20 out of 30 consecutive days as follows:

o	Redemption price: $0.01

o	Threshold price: $18.00

Effective upon consummation of the BCA,

-	each Vast Warrant is exercisable solely for Vast Ordinary Shares;

-	the number of Vast Ordinary Shares issued upon exercise of each Vast Warrant is equal to the number of shares of NETC Class A Common Stock issued upon exercise of the applicable NETC Warrant;

-	the per share exercise price for the Vast Ordinary Shares issuable upon exercise of such Vast Warrant is equal to the per share exercise price for the shares of NETC Class A Common Stock subject to the applicable NETC Warrant, as in effect immediately prior to the consummation of the BCA.

Both Public and Private Warrants are accounted for as liabilities under IFRS 9 following consummation of the BCA and valued at the Public Warrants trading price. Accordingly, they will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

As at December 31, 2023, the fair value of Private and Public Warrants has been determined as the quoted price of $0.10.

11.	Borrowings

	December 31,		June 30,
	2023		2023
	Current	Non-current	Current	Non-current

	(In thousands of US Dollars)
Convertible Notes – AgCentral	-	-	14,281	-
Senior Convertible Notes - AgCentral and Nabors Lux	-	-	-	7,134
Shareholder Loan – AgCentral	-	-	5,531	-
Promissory Note – EDF	-	5,404	-	-
	-	5,404	19,812	7,134

a)	Promissory Note – EDF

On December 19, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF). The key contractual terms of the Promissory Note have been summarised below:

1.	The Noteholder is EDF Australia Pacific Pty Ltd.

2.	The Promissory Note has a Face Value equivalent to EURO 10,000,000 converted into US $10,831,953 at the USD:EUR exchange rate on Bloomberg on the Closing Date.

3.	The Promissory Note will accrue interest at 3% per annum. Interest accrues daily on the daily balance of the Outstanding Principal Amount.

4.	The Promissory Note has a term of 5 years from the date of issuance; however the Maturity Date may be extended for a period of 2 years at HoldCo’s option by written notice to EDF. On written notice from HoldCo, EDF must extend.

5.	EDF has the right to exchange all or any portion of the outstanding principal amount and interest on the Promissory Note at an exchange rate of US $10.20 per share for a period of 5 years (7 years, if extended) following closing. Any partial exchange cannot be less than US$2,000,000. The exchange is conditional on satisfaction of an exchange condition being, EDF has invested at least US$20,000,000 in the project entity of a CSP Project. The project entity of a CSP Project pertains to the standalone entity incorporated for the purpose of developing the CSP project. EDF can elect an amount up to 75% of its equity contribution to the project entity. The remaining portion is Vast's contribution. A separate Joint Venture agreement will also be entered into for each approved CSP project. This is governed by the ‘Joint Development Agreement’ entered into between Vast Parent and EDF in connection with the ‘Note Purchase Agreement’. Please refer to note 17 - Contingent assets, liabilities & commitment for further discussion on the Joint Development Agreement.

6.	New investment clause:

a.	If Vast enters into an agreement with certain parties, pursuant to which these parties will pay or contribute funds to Vast, the terms of the agreement in respect to security or priority; duration; or interest rate should not be more favourable than that of the Promissory Note. If the terms are more favourable, then the terms to the agreement will be automatically amended to match such other parties’ terms.

b.	If Vast enters into an agreement to raise capital from third party strategic investors through a privately negotiated transaction and any such funds are used to repay the Nabors Backstop then the terms should be no less favourable than the terms of the Promissory Note. If so, the terms of the Promissory Note shall be automatically amended.

As at December 31, 2023, management has evaluated that HoldCo remains in compliance with all covenants, financial (including a prohibition on the declaration or payment of dividends) and non-financial, with respect to the EDF Promissory Note such that non-current classification of the liability is appropriate on the Condensed Statement of Financial Position.

As at December 31, 2023, Vast has evaluated its issuance of the note to determine if the components qualify as derivatives requiring separate recognition in its financial statements. The Company has determined the New investment clause, conversion and interest settlement features at the option of noteholder, to be an ‘embedded derivative’ requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the promissory note at amortised cost, with interest expense recognised on an effective yield basis over the tenure of the note.

The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period.

The embedded derivative as part of such contracts have been tabulated below:

		December 31,	June 30,
Component	Particulars	2023	2023

		(In thousands of US Dollars)
Embedded derivative	Promissory Note – EDF	950	-
		950	-

On issuance date, the Embedded derivative liability was recognised for $5.5 million. The Company’s closing share price on the first day of trading, i.e. $11.99 was used, being the closest observable market price to the valuation date. As at December 31, 2023 the valuation of the instrument was measured at $1.0 million, the reduction being predominantly driven by the significant decrease in the Company’s share price during the period since issuance ($5.19 as at December 31, 2023). The conversion option was measured at fair value through profit or loss, driving an unrealised gain of $4.5 million during the period ended December 31, 2023. Refer to volatility and effective interest rate assumptions discussed in note 16 - Financial Instruments – Fair values and financial risk management.

		Six Months Ended December 31,
		2023	2022
Interest expense by applying effective interest rate	Promissory Note – EDF	43	-
		43	-

The average effective interest rate applied during the half-year ended December 31, 2023 is 17.47%.

b)	Convertible Notes – AgCentral and Nabors Lux

Below is the detailed breakdown of the face value for each convertible note issuance (excluding the issuance of incremental notes by way of capitalised coupon payments) and the timing of their respective tranche payments, up to October 24, 2023, last tranche payment prior to the consummation of the BCA:

Note	Face Value per note (AUD)	Tranche	Issuance Date	No. of notes issued	Total Face value (In thousands of AU Dollars)	Total Face value (In thousands of US Dollars)
Convertible Note 3	349.34	1	June 30, 2016	26,802	9,363	6,548
		2	September 15, 2016	715	250	172
		3	November 23, 2016	715	250	170
					9,863	6,890
Convertible Note 4	17.68	1	January 18, 2018	62,216	1,100	876
		2	January 31, 2018	5,656	100	81
		3	February 7, 2018	11,312	200	158
		4	February 26, 2018	8,484	150	118
		5	March 23, 2018	25,452	450	347
		6	May 23, 2018	11,313	200	151
		7	May 28, 2018	11,313	200	152
		8	June 12, 2018	47,511	840	640
		9	September 10, 2019	105,602	1,867	1,280
		10	September 25, 2019	70,701	1,250	848
					6,357	4,651
Convertible Note 5	0.01	1	August 11, 2020	87,500,000	875	628
		2	April 27, 2021	87,500,000	875	682
					1,750	1,310
Senior Convertible Note	USD1.00	1	February 15, 2023	2,500,000	3,604	2,500
		2	April 13, 2023	2,500,000	3,731	2,500
		3	June 27, 2023	2,500,000	3,725	2,500
		4	August 15, 2023	2,500,000	3,839	2,500
		5	October 24, 2023	2,500,000	3,931	2,500
					18,830	12,500
					36,800	25,351

Convertible Notes 3, 4 and 5 issued by Vast were subjected to the same terms, which are as follows:

1.	The Noteholder is AgCentral Energy Pty Ltd, the parent entity of Vast.

2.	The Noteholder can elect to convert any or all outstanding convertible notes into ordinary shares by providing written notice to Vast. Each outstanding note can be converted into one ordinary share (‘conversion’).

3.	Coupon interest is payable at the rate of 8% per annum on the principal outstanding. Interest accrues daily and is payable every six months.

4.	Within the first 18 months of issuance, Vast has the option to settle interest payments in cash or by issuance of additional convertible notes. After the first 18 months, the Noteholder has the option to choose settlement of interest by payment in cash or by issuance of additional convertible notes (‘interest settlement’). As of June 30, 2023, there has been no conversion election from the Noteholder. Refer to note 13 – Issued capital for details on conversion of these notes upon consummation of the BCA.

5.	The latest modified maturity date of all convertible notes was October 31, 2021 prior to the extensions noted below.

On June 25, 2021, Vast received an interest waiver from the noteholder, where interest was forgiven from January 1, 2021 to December 31, 2021 on all convertible notes along with a revised maturity date of December 31, 2022. On May 24, 2022, Vast received another interest waiver, where interest was forgiven from January 1, 2022 to December 31, 2022 on all convertible notes, along with a revised maturity date of December 31, 2023. Further, on June 30, 2023, Vast received another interest waiver, where interest on Convertible notes 3, 4 and 5 was forgiven from January 1, 2023 to the earlier of the effective date of the BCA and December 31, 2023.

Senior Convertible Notes issued by Vast were subjected to the following terms:

1.	The Noteholder of Tranche 2 is AgCentral Energy Pty Ltd, the parent entity of Vast. The Noteholder of Tranches 1 and 3 is Nabors Lux 2 S.a.r.l.

2.	The Senior Convertible Notes will accrue interest at 4% per annum, ceasing when the Senior Convertible Notes are either redeemed or converted into ordinary shares. Interest is payable six months in arrears. The Company may, at its discretion (but with notice to the Noteholders), pay interest in cash or capitalise interest to the principal amount outstanding for each Senior Convertible Note.

3.	If the Company undergoes a business combination, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price based on the market price of shares at a 25% discount.

4.	If the Company undergoes a Special Purpose Acquisition Company (“SPAC”) transaction, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price fixed at $10.20. Refer to note 13 – Issued capital for details on conversion of these notes upon consummation of the BCA.

5.	If the Company undergoes an event of default or change of control, the Noteholders may choose to either redeem the Senior Convertible Notes for cash or convert them into ordinary shares. In a conversion event, the conversion price will be based on the market price of shares at a 25% discount.

6.	The conversion of the notes is at the discretion of Vast (other than in a scenario where conversion is mandated), if they are held to maturity. Each Senior Convertible Note has a term of 18 months from the date of issuance.

Up to the consummation of the BCA, Vast has evaluated its issuance of each convertible note, including Senior Convertible Notes, to determine if the components qualify as derivatives requiring separate recognition in its financial statements. The Company has determined the conversion and interest settlement features at the option of noteholder, to be an ‘embedded derivative’ requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the convertible notes at amortised cost, with interest expense recognised on an effective yield basis over the tenure of convertible notes.

The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Refer to note 16 - Financial Instruments - Fair values and financial risk management for further details.

The embedded derivative as part of such hybrid contracts i.e. convertible notes have been tabulated below:

		December 31,	June 30,
Component	Particulars	2023	2023

		(In thousands of US Dollars)
Embedded derivative	Convertible Note 3	-	-
	Convertible Note 4	-	-
	Convertible Note 5	-	18
	Senior Convertible Note	-	174
		-	192

		Six Months Ended December 31,
		2023	2022

Interest expense by applying respective effective interest rate applicable to the tranches	Convertible Note 3	431	462
	Convertible Note 4	506	471
	Convertible Note 5	58	62
	Senior Convertible Note	309	-
		1,304	995

The average effective interest rate applied during the half-year ended December 31, 2023 is 22.63% (half-year ended December 31, 2022: 25.37%).

c)	Loans from shareholder – AgCentral

Vast historically received interest free loans without any covenants of approximately $5.5 million from AgCentral Energy Pty Ltd to fund its short-term working capital requirements. The maturity date of all the shareholder loans were the earlier of December 31, 2023 and the effective date of the BCA, with all other terms remaining unchanged.

The average effective interest rate applied during the half-year ended December 31, 2023 is 5.90% (half-year ended December 31, 2022: 5.90%).

		Six Months Ended December 31,
		2023	2022
Interest expense by applying effective interest rate	Loans from shareholder – AgCentral	159	118
		159	118

12.	Interest in other entities

a)	Subsidiaries

			Ownership interest
Name	Type	Place of incorporation	December 31, 2023	June 30, 2023
Nabors Transition Energy Corp	Subsidiary	United States	100%	0%
Neptune Merger Sub, Inc.	Subsidiary	United States	0%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	0%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	0%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	0%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	0%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	0%
El Paso ProjectCo LLC	Subsidiary	United States	100%	0%

Vast has fourteen wholly owned subsidiaries, incorporated in Australia and the United States as at December 31, 2023 (six as at June 30, 2023). The subsidiaries have share capital consisting solely of ordinary shares that are held directly by Vast and the proportion of ownership interests held equals the voting rights held by Vast.

NWQHPP Pty Ltd, Vast Solar 1 Pty Ltd, Solar Methanol 1 Pty Ltd and Vast Solar Consulting Pty Ltd are non-operational, with no activities performed during the half-years ended December 31, 2023 and 2022.

Vast Intermediate HoldCo Pty Ltd, Vast Australia HoldCo Pty Ltd, HyFuel Solar Refinery Pty Ltd, Vast Renewables HoldCo Corp and El Paso ProjectCo LLC were incorporated during the half-year ended December 31, 2023 and are non-operational with no activities performed during the period.

Under the steps of the BCA, Neptune Merger Sub, Inc. merged with and into the SPAC, with the SPAC surviving the merger as Nabors Transition Energy Corp, a wholly owned subsidiary of Vast. Up to its merger with Neptune Merger Sub Inc., Nabors Transition Energy Corp reported under the Security Exchange Act of 1934 with a financial year ended December 31.

During the half-year ended December 31, 2023 Vast formed :

-	Vast Renewables Management Services LLC, a Delaware corporation providing services to Vast under its Intercompany Services Agreement.

-	Vast Employee Shareholdings Pty Ltd, acting under the Employee Share Trust Deed as the first trustee of the Trust for the benefit of participants in Vast’s Equity Remuneration Schemes.

b)	Joint venture

During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd (“VSA”), a wholly owned subsidiary of the Company, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. Vast acquired 50% of the shares in SiliconAurora on June 15, 2022 from 14D for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 from the short term loan obtained from Vast’s shareholder and the remainder of $0.96 million is expected to be paid by October 31, 2024, subject to the joint venture receiving a written offer/ notice to connect from the relevant network service provider. The Company intends to undertake fundraising activities. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by repaying the remaining component of deferred consideration and fund Vast's on-going operational expenditure.

SiliconAurora Pty Ltd will be “the legal and beneficial owner” of all the existing assets comprising the project. From a measurement perspective, Vast applies the equity method and accounts for its share as follows.

(In thousands of US Dollars)
Initial investment in SiliconAurora Pty Ltd	69
Transaction costs	56
Deferred consideration	1,578
Total consideration	1,703

Relating to:
- Call option issued to shareholder	96
- 50% interest in SiliconAurora Pty Ltd	1,607

Carrying value of interest in joint venture at June 30, 2023	1,300

Vast recognises its 50% share of profit of the joint venture for the half-year ended December 31, 2023:

Legal and consultancy	(85)
Interest expense & other fees	(20)
Amortisation & depreciation	(11)
Other expenses	(3)
Net loss	(119)
Fair value adjustments on deferred consideration and loan advances to SiliconAurora Pty Ltd	(10)
Foreign exchange differences	30
Carrying value of interest in joint venture at December 31, 2023	1,201

Further, Vast has recognised an interest-free shareholder loan of $0.33 million for its share of project expenses incurred and on-charged to SiliconAurora. The loan has a three-year term with the entire amount repayable on maturity.

Commitments and contingent liabilities in respect of joint ventures:

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Commitment to provide funding for joint venture’s commitments, if called	436	278

As part of the transaction, 14D issued call options to AgCentral, allowing AgCentral to purchase ordinary shares in 14D subject to achieving specific/ general approval obtained in their annual general meeting. Vast has estimated the fair value of the call options to be $0.1 million at the transaction date and has recognised it as part of the acquisition of the investment in SiliconAurora.

13.	Issued capital

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
25,129,140 fully paid ordinary shares (1)	-	2,354
29,291,884 fully paid following completion of the SPAC Merger, net of transaction costs	297,618	-
Total Issued capital	297,618	2,354

Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. The ordinary shares have no par value. The Company does not have a limited amount of authorised capital.

(1) Calculation of the earnings per share for the half-year ended December 31, 2022 on the Condensed consolidated statements of profit or loss and other comprehensive income are adjusted retrospectively to reflect 25,129,140 ordinary shares converting into 2,148,887 ordinary shares upon consummation of the BCA.

	December 31, 2023
	(In number of shares)	(In thousands of US Dollars)
Issuance of shares to employees (1a,b)	2,301,433	638
Conversion of debt to equity (1c) (2)	15,956,925	208,800
Shares issued to acquire NETC (3) (4) (5)	5,654,616	67,799
PIPE funding (6)	1,715,686	17,506
Shares issued as settlement of transaction expenses (7)	171,569	2,057
Transaction costs accounted for as a deduction from equity (IAS 32)	-	(1,536)
Movement in Issued capital	25,800,229	295,264

At the Effective Time, Vast issued:

(1)	As a result of a share consolidation exercise, Vast issued 20,499,999 ordinary shares immediately prior to completion of the SPAC Merger. In a reverse stock split the equity of the merged entity shall reflect the original carrying value of the target’s equity (i.e. Vast) plus the net proceeds received from NETC. Shares issued to Legacy Vast shareholders:

(a)	2,036,900 Ordinary Shares issued to MEP Share holders under the MEP Deed dated on or around July 30, 2020, as amended on February 14, 2023 pursuant to the MEP De-SPAC Side Deed. These were exchanged on 1 to 1 basis using carrying value determined just prior to share consolidation exercise. Refer to Note 14 – Reserves for further details;
(b)	264,533 Ordinary Shares granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the BCA. Vast consolidates the trust. These shares are treated as treasury shares with Nil carrying value as at December 31, 2023. Refer to Note 14 – Reserves for further details;
(c)	18,198,566 Ordinary Shares issued to AgCentral Energy Pty Ltd in exchange for settlement and cancellation of:

(i) 25,129,140 Legacy Vast Shares for which AgCentral paid an average price of approximately $0.09 per share. On exchange date, the Company recognised the new issued shares at the carrying amount of Legacy Vast Shares from the condensed statement of financial position (including the Capital Contribution Reserve associated to AgCentral, forming part of Vast’s opening reserves as of July 1, 2023), and

(ii) convertible notes and other indebtedness of Vast towards AgCentral. On conversion to equity, the Company derecognised the financial liabilities at their carrying amount from the condensed statement of financial position and recognised them as issued capital. This includes the derivative financial liabilities associated with the notes.

(2)	An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral and Nabors Lux.

(3)	An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof. Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than Redemption Shares) issued and outstanding immediately prior to the Effective Time were exchanged for a number of Ordinary Shares. This includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its’ financing obligations.

(4)	An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares (On March 30, 2021, NETC was funded with $25,000 for which it issued 8,625,000 shares of Class F common stock, par value $0.0001 per share - the “Founder Shares”) to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement. Includes and 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the SPAC Merger in connection with CAG’s investments. Pursuant to the CAG Non-Redemption Agreement, CAG agreed not to redeem the shares of NETC’s Class A common stock, in exchange for Nabors agreeing to issue to CAG 129,911 Vast Ordinary Shares. On conversion, the difference between the fair value of the shares issued and net assets/liabilities acquired has been recorded as share based payment expense. Refer to note 19 – Capital reorganization (the “SPAC Merger”) for further information.

(5)	350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as Incremental Funding Commitment Fee.

(6)	An aggregate of 1,715,686 Ordinary Shares to AgCentral and Nabors Lux pursuant to their respective Equity Subscription Agreements.

(7)	171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.

14.	Reserves

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Share-based payment reserve	22,692	4
Capital contribution reserve	-	4,591
Foreign currency translation reserve	3,044	3,285
Closing Balance	25,736	7,880

Movement in share-based payment reserve is as follows:

	2023	2022

	(In thousands of US Dollars)
As of July 1	4	4
Add: Fair value of earnout for NETC Sponsor issuable to Nabors	22,576	-
Add: Share based payment expense for the period from December 19 to December 31, 2023	112	-
As of December 31	22,692	4

As of December 31, 2023, the Group had the following share-based payment arrangements:

Earnout for NETC Sponsor issuable to Nabors (equity settled):

Upon the occurrence of the following events, 2,400,000 Ordinary Shares are issuable to NETC pursuant to the Support Agreement:

-	“Triggering Event I” are to the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
-	“Triggering Event II” means the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
-	“Triggering Event III” means the date on which the volume-weighted average closing sale price of one Vast Ordinary Share quoted on the exchange on which Vast Ordinary Shares are then listed is greater than or equal to $17.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;

Earnout shares are subject to market vesting conditions and internal milestone conditions. They have been recognised as an incremental share based payment upon consummation of the BCA under IFRS 2. Refer to note 19 – Capital reorganization (the “SPAC Merger”) for further details on the share based listing expense.

The fair value of the Earnouts has been estimated using a Monte Carlo simulation to calculate the pay-off based on contractual terms using the following key inputs:

●	underlying asset value: a range of value between AUD $1 million to AUD $4 million
●	closing stock price at valuation date: $11.99
●	price volatility of the company’s shares, based on guideline companies adjusted for size and leverage: 25%
●	discounted at the term-matched risk free rate: 3.90%

Earnout for Legacy Vast shareholder issuable to AgCentral:

In addition, upon the occurrence of Triggering Events I, II, and III discussed above, and of Triggering Event IV” meaning the date on which a notice to proceed is issued under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia, 2,799,999 Ordinary Shares are issuable to AgCentral pursuant to the Business Combination Agreement.

The quoted market price of Vast shares that was used to determine the cost of listing is presumed to include an adjustment for these earnout shares. As a consequence, the fair value of the earnout shares issuable to Legacy Vast shareholders is already factored into the cost of listing and a separate adjustment was not considered necessary.

MEP shares (equity settled):

The purpose of the Management Equity Plan (“MEP”) was to provide medium to long term incentive to eligible employees and contractors of Vast by having a plan pool limit of 100 shares. 80 shares were issued during the year ended June 30, 2021 at a fair value of AUD $70 per share, with eligible employees and contractors paying cash of AUD $10 per share in addition to providing services to the Company in exchange for those shares. As the shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was therefore recognised as share-based payment expense in full at the time of the grant of the shares. The shares did not carry any voting rights nor rights to any dividends or other distributions. Following the occurrence of a liquidity event as defined in the MEP Deed or as otherwise defined by the Company’s Board of Directors (“Board”), the Board in its discretion could allow MEP shareholders an entitlement linked to the exit price in form of cash or conversion to ordinary shares from such an event. As per the MEP Deed, management’s share is 25% of exit proceeds where the sale price is AUD$10 million or less, or 33.33% where it is above AUD$10 million. Vast had historically accounted for the share-based payment as an equity-settled scheme, as Vast had determined that it did not have a present obligation to settle the share-based payment in cash.

On February 14, 2023, Vast, AgCentral Energy and the participants to the MEP entered into a MEP De-SPAC Side Deed and Amendment to the MEP Deed to clarify a suitable mechanism for MEP participants to realise the economic benefit of their MEP Shares. The key modification terms of the MEP De-SPAC Side Deed and Amendment to the MEP Deed include the introduction of a vesting period and ‘Agreed Fixed Deductions’ to be used in allocation of profits on completion of the BCA. The modification of the terms and conditions of the MEP did not increase the total fair value of the share-based payment arrangement and was not beneficial to the MEP participants. As a result, there was no additional expense recognised.

The MEP shares meet the definition of a share-based payment arrangement as eligible employees and contractors will receive equity instruments in exchange for services provided to the Company, with a partial cash subscription payment. Accordingly, MEP shares are recognised at their grant date fair values of AUD $70 per share, with the difference between cash proceeds received (AUD $10 per share) and the fair value of MEP shares recognised within the share-based payment reserve.

In addition, immediately prior to the consummation of the BCA, 5 MEP shares were cancelled on December 18, 2023.

Upon consummation of the BCA, the 75 MEP shares issued to eligible employees and contractors of Vast were converted into 2,036,900 Ordinary Shares, forming part of the Legacy Vast issued capital. The 75 MEP shares converted at a rate of 26,453 Vast Ordinary Shares per MEP, with 5 MEP shares receiving an additional 10,581 Vast Ordinary Shares per MEP share. The additional value allocated to these shares were recognised at fair value and expensed immediately through profit or loss within share based payment expense for USD 0.6 million (refer to note 5 – Expenses).

Shares issued under the Employee share plan for the benefit of participants in Vast’s Equity Remuneration Schemes (equity settled):

On December 18, 2023, 264,533 Ordinary Shares were granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the BCA. Vast consolidates the trust. These shares are treated as treasury shares with Nil carrying value as at December 31, 2023. Those shares were issued by Vast at the discretion of AgCentral. As such, Vast made a grant of share based payment to employees, including key management personnel. Refer to note 20 – Related Party transactions for further details.

The employee shares have the following key terms and conditions attached to them:

●	For the purposes the IFRS 2 charge the fair value at grant date was calculated using $11.99 per share
●	Vesting Conditions: The shares will vest on expiry of the Disposal Restriction Period.
●	Service Conditions: The employees have to still be employed on expiry of the Disposal Restriction Period.
●	Disposal Restriction Period: The shares will be subject to a total restriction on disposal for a period of 12 months commencing on the issue of the shares.
●	Shares will be held on trust by Vast Employee Share Holdings Pty Ltd as trustee for the Vast Employee Share Trust.

These shares have vesting conditions attached to them and therefore a share based payment expense was recorded under IFRS 2 at fair value through profit or loss for USD 0.1 million (refer to note 5 – Expenses).

Movement in foreign currency translation reserve is as follows:

	2023	2022

	(In thousands of US Dollars)
As of July 1	3,285	2,394
Movement during the year	(241)	232
As of December 31	3,044	2,626

To the extent that the amount recognised in the FCTR arose as a consequence of translating the company's financial statements into the USD presentation currency, these amounts will not subsequently be reclassified to profit or loss.

Movement in capital contribution reserve is as follows:

	2023	2022

	(In thousands of US Dollars)
As of July 1	4,591	3,452
Interest forgiveness on convertible notes and shareholder loan	-	267
Derecognition upon consummation of the BCA	(4,591)	-
Deferred tax impact	-	(67)
As of December 31	-	3,652

The capital contribution reserve represents the modification adjustment from loan from shareholder and convertible note issued to AgCentral Energy Pty Ltd (Noteholder). The Noteholder agreed to changes to the terms and conditions, which included interest waivers and term extensions as outlined in Note 11 - Borrowings, in their capacity as the shareholder of the entity. The gains arising as a result of the changes to the terms and conditions were therefore recognised directly in equity as a contribution in their capacity as owner. Modification adjustments presented are never reclassified to profit or loss. The balance in the reserve was derecognised against Issued Capital upon the consummation of the BCA and derecognition of the convertible notes.

15.	Accumulated losses

Movements in accumulated losses were as follows:

	2023	2022

	(In thousands of US Dollars)
As of July 1	(39,649)	(24,432)
Loss during the half-year	(281,486)	(3,937)
As of December 31	(321,135)	(28,369)

16.	Financial Instruments – Fair values and financial risk management

This note explains Vast’s accounting classifications and fair values including its exposure to financial risks and how these risks could affect Vast’s future financial performance. Current year profit or loss information has been included where relevant to add further context.

(a) Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial liabilities, including the ones accounted for in Reserves, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

	December 31,
	2023	2022

	(In thousands of US Dollars)
Warrants liability designated at fair value – Level 1 hierarchy (1)	2,767	-
NETC Earnouts designated at fair value – Level 3 hierarchy (2)	22,576	-
Derivative financial instrument designated at fair value associated with EDF Promissory Note – Level 3 hierarchy (3)	950	-
Derivative financial instrument designated at fair value associated with Convertible Notes 3, 4 and 5 and Senior Convertible Notes – Level 3 hierarchy (4)	-	27

(1) Refer to note 10 – Warrants liability for key valuation inputs applied to these warrants.

(2) Refer to note 14 – Reserves for key valuation inputs applied to these earnouts. The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Monte Carlo simulation	Risk free rate: 3.90% (2022: not applicable) Volatility: 25% (2022: not applicable)

(3) The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value associated with EDF Promissory Note as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: 3.92% (2022: not applicable) Volatility: 40% (2022: not applicable)

A 10% increase in the volatility assumption would result in a change of $0.19 million in fair value of the derivative financial instrument as December 31, 2023 (December 31, 2022: Nil). A 10% increase in the risk-free rate assumption would not result in a material change in fair value of the derivative financial instrument as of December 31, 2023 and 2022.

(4) The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value associated with Convertible Notes 3, 4 and 5 and Senior Convertible Notes as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: not applicable (2022: 3.90%) Volatility: not applicable (2022: 40%)

Reconciliation of level 3 fair values

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

Movements in derivative financial instruments	(In thousands of US Dollars)
Opening balance as of July 1, 2023	192
Additions – Embedded derivative associated to EDF Promissory Note	5,616
Additions – Embedded derivative associated to Senior Convertible Notes	288
Fair value changes recognised as unrealised loss in profit or loss – Embedded derivative associated with EDF Promissory Note	(4,666)
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Senior Convertible Notes	2,334
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Convertible Notes 3,4 and 5	168,042
Conversion to Issued Capital upon consummation of the BCA - Embedded derivatives associated with Convertible Notes 3,4 and 5 and Senior Convertible Notes	(170,856)
Closing balance as of December 31, 2023	950

Opening balance as of July 1, 2022	32
Fair value changes recognised as unrealised gain in profit or loss	(5)
Closing balance as of December 31, 2022	27

Fair value changes recognised as realised losses reflect the mark to market valuation for the embedded derivative related to the Existing Convertible Notes 3, 4 and 5, and Senior Convertible Notes for the period from July 1, 2023 to December 18, 2023. The valuation of these instruments immediately prior to the close of the business combination arrangement have utilised a share price of $11.99 as the spot price, being Vast’s closing stock price on December 19, 2023. Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution. Volatility of 40% has been applied as at December 18, 2023 against all tranches. Risk free rates of 5.63% (Convertible Notes 3, 4 and 5) and of 5.15% (Senior Convertible Notes) have been applied as at December 18, 2023.

(b) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not Vast’s functional currency i.e. AUD.

Exposure

Vast’s exposure to foreign currency risk at the end of the reporting period, expressed in EUR and USD are as follows:

	December 31,	June 30,
	2023	2023

	(In thousands)
Trade payables
EUR	81	17
USD	2,296	66

Amounts recognised in profit or loss and other comprehensive income:

During the year, the following foreign exchange related amounts were recognised in profit or loss:

	Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Amounts recognised in profit or loss
Unrealised Currency Gain/(Loss)	58	-
Realised Currency Gain/(Loss)	(56)	(8)
	2	(8)

Given the limited exposure, Vast manages its foreign exchange risk exposure by monitoring exchange rates at regular intervals before making an informed decision to transact in such currencies.

(c) Credit risk

Credit risk is the risk of financial loss to Vast if a customer or counterparty to a financial instrument fails to meet its contractual obligations arising principally from Vast’s receivables from customers. Credit risk arises from cash and cash equivalents as well as credit exposures from customers, including outstanding receivables. The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables

Vast’s exposure to credit risk is influenced mainly by the individual characteristics of each customer which are primarily government organisation and joint operator. Vast applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Management believes that Vast's overall exposure to credit risk from Trade receivables to be not material.

Cash and cash equivalents

Vast held cash and cash equivalents of $16.5 million and $2.1 million as of December 31, 2023 and June 30, 2023, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- based on Standard and Poor’s ratings. Management believes that Vast's overall exposure to credit risk from cash and cash equivalents to be not material.

(d) Liquidity risk

Liquidity risk is the risk that Vast will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Vast’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Vast’s reputation.

Vast’s exposure to Liquidity risk primarily pertains to promissory notes issued to EDF. Coupon interest is payable at the rate of 3% per annum on the principal outstanding while interest accrues daily and is capitalised and payable at maturity (i.e. December 14, 2028).

During the six months ended December 31, 2023, the Company entered into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) whereby Nabors Lux is to provide $10.0 million backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates).

During the six months ended December 31, 2023, as part of the BCA, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible notes held by AgCentral Energy were discharged and terminated in exchange for Vast shares, as repayment of all the principal outstanding and accrued interest immediately prior to the de-SPAC process.

	As of December 31, 2023
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3-36 months	Beyond 36 months
Promissory Note	(5,404)	12,457	-	-	(12,457)
Deferred consideration	(976)	1,026	-	(1,026)	-
Trade Payables	(9,411)	9,411	(9,411)	-	-
Warrants liability	(2,767)	-	-	(2,767)	-
Lease liabilities	(36)	36	(7)	(29)	-
Total non-derivatives	(18,594)	22,930	(9,418)	(3,822)	(12,457)

	As of June 30, 2023
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3-36 months	Beyond 36 months
Convertible notes	(21,415)	21,708	-	(21,708)	-
Loan from shareholder	(5,531)	5,704	-	(5,704)	-
Deferred consideration	(955)	995	-	(995)	-
Trade Payables	(5,624)	5,624	(5,624)	-	-
Lease liabilities	(54)	57	(7)	(50)	-
Total non-derivatives	(33,579)	34,088	(5,631)	(28,457)	-

Derivative financial instruments	(192)	192	-	(192)	-

In order to manage its liquidity, whilst the management has secured a level of additional funding, in order to fund the operating cash flows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If Vast is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses.

17.	Contingent assets, liabilities & commitment

1)	In 2021, the Company received contributions from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30 MW concentrated solar thermal power reference plant variation contract (variation funding agreement). In relation to the funding agreement, the arrangement includes a clause on change of control, which indicated that if the Company failed to get funding to build the facility in Australia by May 31, 2024 but obtains finance for an offshore facility before that period, it would give rise to the requirement to repay a proportion of funding received from ARENA. At reporting date and upon entering into BCA, the Company did not identify such circumstances, as significant progress has been made on this facility in Australia. Furthermore, the funding agreement, and hence any contingent liability associated with it, was terminated on August 16, 2023. Refer to note 2 (b) – Going concern for further details regarding the Company’s funding requirements.

2)	On December 7, 2023, the Company entered into a Joint Development Agreement (“JDA”) with EDF, pursuant to which :

a.	the Company and EDF will co-develop CSP Projects on an exclusive basis, subject to certain preexisting exceptions, in (i) Australia and, (ii) subject to certain conditions relating to expanding this exclusivity, other jurisdictions,
b.	EDF will be provided with a right to elect to invest equity in CSP Projects which become Approved Projects and
c.	the Company will have the right to be the exclusive supplier of CSP Technology to all Potential Eligible Projects, Eligible Projects and Approved Projects.

Pursuant to the EDF JDA, the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF will establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA.

The EDF JDA will automatically terminate upon the later of (1) seven years from the closing date of the EDF Note Purchase Agreement and (2) the date the parties entered into a JVA with respect to an Approved Project with an expected nameplate capacity equal to or exceeding 200 megawatts, which may include a JVA for VS1, VS3 and SM1. The EDF JDA contains customary provisions regarding certain events of default and each party’s right to terminate its obligations thereunder. In the event a party contemplates a Change of Control of such party, the other party must first consent to such Change of Control but such consent may not be unreasonably withheld or delayed if (1) the transferor is the Company, it continues to own 100% of the CSP Technology and the Background IP (as defined therein) and (2) the transferee continues to have the technical and financial capability to perform its obligations under the EDF JDA.

As at December 31, 2023, Vast is assessing EDF JDA under the scope of IFRS 11. No further developments have occurred under the JDA that would impact these condensed financial statements.

18.	Subsequent Events

1)	On January 10, 2024, Vast appointed Mr Peter Botten as Chairman and Mr Tom Quinn as non-executive director in addition to its recently expanded Board. Refer to note 1 – General information for detailed composition of the Board.

2)	On January 12, 2024, Vast issued an additional 681,620 Ordinary Shares to Nabors Lux for a consideration of $7.0 million pursuant to the Nabors Backstop Agreement, as contemplated in the BCA. The Nabors Backstop Agreement contains a "most favoured nation clause" whereby if, prior to the six-month anniversary of the closing of the BCA, and to certain parties during the following three months, Vast completes a capital raise on more favourable terms than those in the Nabors Backstop Agreement, then the shares issued under the Nabors Backstop Agreement may be redeemable for debt or Vast may be required to issue additional equity instruments to Nabors such that the terms of the Nabors Backstop Agreement are equally as favourable. On the basis no issuance of shares has occurred as at December 31, 2023, no receivable was recorded on the Company’s statement of financial position as at December 31, 2023.

3)	On February 5, 2024, Vast moved its registered office and principal place of business to the following address:

Level 7, Suite 02, 124 Walker Street

North Sydney

NSW 2060

4)	On February 14, 2024, Vast announced, along with its consortium partner Mabanaft, that they have signed funding agreements for up to approximately AUD $40 million for SM1. As announced in January 2023, Vast will receive up to AUD $19.48 million from the Australian Renewable Energy Agency (ARENA) and Mabanaft will receive up to EUR $12.4 million from Projektträger Jülich (PtJ) on behalf of the German government after the SM1 project was selected last year as a part of the German-Australian Hydrogen Innovation and Technology Incubator (known as HyGATE).

5)	On February 15, 2024, Vast announced that on February 9, 2024, it received a notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirements to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000, as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

The Notice has no immediate effect on the listing of the Company’s ordinary shares (the “Ordinary Shares”), which continue to trade on Nasdaq under the symbol “VSTE.”

The Notice provided that, in accordance with Nasdaq Listing Rules 5810(c)(3)(D), the Company has a period of 180 calendar days from the date of the Notice, or until August 7, 2024, to regain compliance with the MVPHS Requirement. During this period, the Ordinary Shares will continue to trade on Nasdaq. Nasdaq will deem the Company to have regained compliance with the MVPHS Requirement if at any time during this compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days.

In the event the Company does not regain compliance with the MVPHS Requirement by August 7, 2024, the Company will receive written notification from Nasdaq that the Company’s Ordinary Shares are subject to delisting. The Company is reviewing its options for regaining compliance with the MVPHS Requirement. There can be no assurance that the Company will be able to regain compliance with the MVPHS Requirement in a timely fashion, in which case its securities may be delisted from Nasdaq.

19.	Capital reorganization (the “SPAC Merger”)

The SPAC Merger was accounted for as a capital reorganization by Vast. The merger was achieved by Vast issuing shares to NETC shareholders in exchange for the net liabilities of NETC as of the closing date.

The SPAC Merger was not within the scope of IFRS 3 because NETC did not meet the definition of a business in accordance with IFRS 3. Rather, the SPAC Merger was accounted for as an asset acquisition, with the difference between the fair value of the purchase consideration of NETC over the fair value of NETC’s identifiable net liabilities acquired expensed as service for stock exchange listing under IFRS 2.

Vast was determined to be the accounting acquirer based on the following:

-	Vast’s previous majority shareholder has a majority voting interest;
-	AgCentral, a Legacy Vast shareholder, has the ability to nominate the majority of the members of the board of directors;
-	The existing senior management of Vast continues to be the senior management following the SPAC Merger;
-	The business of Vast comprises the ongoing operations following the SPAC Merger; and
-	Vast was the larger entity, both in terms of substantive operations and number of employees.

Share based listing expenses of $106.0 million represent non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger.

The transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net assets or liabilities, as relevant, contributed. The fair value of the Vast Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at closing as of December 19, 2023.

The estimated fair value of the equity instruments issued to NETC shareholders considers the impact of Ordinary Shares issuable to Legacy Vast shareholders (i.e. AgCentral Energy Pty Ltd and certain employees of Vast), upon the occurrence of certain Triggering Events or earlier, upon a change of control in accordance with the earnout provisions. Refer to note 14 – Reserves for further details.

The fair value of share consideration of $94.8 million and NETC’s net liabilities of $11.2 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.0 million. The difference is reflected as a share based listing expense of $106.0 million for the services provided by NETC in connection with the listing. The fair value calculation of $94.8 million is based on the estimated fair value of Ordinary Shares issued to NETC shareholders in connection with the SPAC Merger, including an estimated fair value of the Earnout Shares for NETC of $22.6 million.

These condensed financial statements for the half-year ended December 31, 2023 give effect to the SPAC Merger and related transactions summarized below:

Ordinary Shares issued in exchange for the following (in thousands):
NETC Class A Common Stock (b)	805
Backstop Commitment Fee (f)	350
NETC Class F Common Stock (b)	3,000
Accelerated Earnback Shares (f)	1,500
Ordinary Shares issued	5,655

Fair value of Vast shares issued in exchange for NETC shares valued at $11.99 per share	$67,799
Vast Warrants issued in exchange for NETC warrants (c)	4,129
Shares issued as settlement of transaction expenses (e)	307
Fair value of earnout for NETC Sponsor (g, h)	22,576
Fair value of share consideration	94,811

Adjusted NETC’s net liabilities upon closing (a)	11,206
Total	106,017

(a)	the merger of NETC with and into Neptune Merger Sub Inc., a wholly owned subsidiary of Vast, with NETC surviving the merger as a wholly-owned subsidiary of Vast. The net liabilities of NETC upon closing were as follows:

Assets:	As at December 18, 2023
Cash	9,203
Prepaid expenses	1,325
Total assets	10,528
Liabilities:
Trade and Other Payables	21,525
Income taxes payable	209
Total liabilities	21,734

Total net liabilities	(11,206)

(b)	the completion of the Vast pre-closing reorganization, which included the Existing Convertible Note Conversion, the MEP Share Conversion, and the Vast Split Adjustment; the exchange of all outstanding Founder Shares into 3.0 million Ordinary Shares, and all outstanding NETC Class A Shares that were not redeemed by the Class A shareholders into an equivalent number of Ordinary Shares;
(c)	the exchange of all outstanding NETC Warrants into an equal number of Vast Warrants, with substantially the same terms;
(d)	the entry into various agreements with CAG, under which CAG committed to invest $7.0 million of PIPE Financing. CAG and Vast agreed that this commitment would be satisfied by CAG’s purchase of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the SPAC Merger and whose redemption election would be reversed. The $7.0 million included in Cash has been reflected in Issued Capital of Vast upon consummation of the BCA;
(e)	the issuance of 171,569 Ordinary Shares to Guggenheim Securities as consideration for its services. A resulting loss of $0.3 million upon consummation of the BCA has been recorded within share based listing expenses;
(f)	the issuance of 1.5 million Ordinary Shares as Accelerated Earnback Shares pursuant to the Nabors Backstop Agreement and issuance of 350,000 Ordinary Shares as Incremental Funding Commitment Fee pursuant to the October Notes Subscription Agreement.
(g)	During the Earnout Period, Vast may issue up to an aggregate of 2.4 million additional Ordinary Shares to NETC Sponsor in three equal tranches and up to an aggregate of 1.3 million Ordinary Shares to Legacy Vast shareholders in three equal tranches, upon the occurrence of each Triggering Event. Refer to note 14 – Reserves for further details.
(h)	Additionally, Vast may also issue 1.5 million Ordinary Shares to Legacy Vast shareholders upon receiving a notice to proceed under a contract for the procurement of a concentrated solar power plant at Port Augusta, in South Australia. Refer to note 14 – Reserves for further information.

Also included in the SPAC Merger, yet not forming part of the purchase consideration for the asset acquired are the following transactions:

-	the entry into Equity Subscription Agreements and a Notes Subscription Agreement (including the October Notes Subscription Agreement) by Nabors Lux and AgCentral to purchase up to $15.0 million each ($30.0 million combined) of Ordinary Shares for $10.20 per share through the issuance of up to $5.0 million to AgCentral and $7.5 million to Nabors Lux ($12.5 million combined of Senior Convertible Notes from time to time beginning on the date of signing of the BCA and ending on the Closing date and $12.5 million to AgCentral and $10.0 million to Nabors Lux ($22.5 million combined) of committed subscriptions under the PIPE Financing funded on the Closing Date;
-	the entry into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) by Nabors Lux to provide $10.0 million backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates);

-	the entry into the EDF Note Purchase Agreement to purchase a promissory note with an aggregate principal amount of EUR 10.0 million (equivalent to approximately $10.9 million on December 18, 2023);

The following summarized the number of Ordinary Shares issued upon closing of the BCA:

	Shares outstanding upon closing of the BCA
	Ownership in shares	%
Legacy Vast shareholders	20,499,999	70.0%
Other	804,616	2.7%
NETC initial stockholders	4,500,000	15.4%
Shares issued to Nabors Lux and AgCentral in connection with financing transactions	3,315,700	11.3%
Shares issued as settlement of transaction expenses	171,569	0.6%
Total shares issued upon closing	29,291,884	100.0%

20.	Related party transactions

a)	Parent entities

			Ownership interest
Name	Type	Place of incorporation	December 31, 2023	June 30, 2023
AgCentral Energy Pty Ltd	Parent company	Australia	67.2%	100.0%

b)	Subsidiaries

			Ownership interest
Name	Type	Place of incorporation	December 31, 2023	June 30, 2023
Nabors Transition Energy Corp	Subsidiary	United States	100%	0%
Neptune Merger Sub, Inc.	Subsidiary	United States	0%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	0%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	0%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	0%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	0%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	0%
El Paso ProjectCo LLC	Subsidiary	United States	100%	0%

c)	Transactions with other related parties

The following transactions occurred with related parties:

	For the Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Lease rental payments made to other related parties	5	21
Loan drawn down from parent entity – subsequently converted to Issued Capital upon consummation of the BCA	12,500	5,023
Loan drawn down from investors – subsequently converted to Issued Capital upon consummation of the BCA	10,000	14,718
Gain on modification of borrowings recognised in the Capital Contribution Reserve	-	3,652
Gain on revaluation of derivative financial instruments	170,376	(5)
Settlement of all Convertibles Notes, Senior Convertible Notes and Loans from Shareholder upon consummation of the BCA	(226,373)	-
Movement in investment in joint venture	(99)	1,424
Share based payment expense for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast.	112	-

d)	Key management personnel compensation

	For the Six Months Ended December 31,
	2023	2022

	(In thousands of US Dollars)
Short-term employee benefits	1,151	821
Share based payment expense (1), (2)	672	-
Long-term benefits	10	18
	1,833	839

In addition to the compensation outlined above, certain directors and executive officers of Vast are beneficiaries of Ordinary Shares. These shares were issued in settlement of MEP shares that had been granted, vested and expensed in previous years. The total number of Ordinary Shares, including NETC Warrants, issued to Key management personnel is 3,616,000 during the six months ended December 31, 2023 (December 31, 2022: Nil).

(1) Additional value allocated to the MEP shares as discussed in note 14 – Reserves, were recognised at fair value and expensed immediately through profit or loss during the half year ended December 31, 2023, within share based payment expense for $634 thousands (December 31, 2022: Nil).

(2) In addition, the Share based payment expense of $112 thousands for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast, for the half-year ended December 31, 2023 as shown in note 20 (c) above, includes a portion of $37 thousands for the shares granted to key management personnel (December 31, 2022: Nil).

e)	Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Trade and other receivables owed from related party – Nabors Lux 2 S.a.r.l.	171	-
Trade and other payables owed to related party – Capital Airport Group	(150)	-
Lease liabilities for lease arrangement with related party	(36)	(54)

f)	Loans to/(from) related parties

	December 31,	June 30,
	2023	2023

	(In thousands of US Dollars)
Loan to joint venture	331	225
Loan from shareholder	-	(5,531)
Loans from shareholder - Convertible Note 3	-	(8,762)
Loans from shareholder - Convertible Note 4	-	(4,405)
Loans from shareholder - Convertible Note 5	-	(1,114)
Loans from shareholder - Senior Convertible Note	-	(2,438)

g)	Terms and conditions

Refer to note 11b & 11c – Borrowings respectively, for terms and conditions primarily in relation to convertible notes and loan from shareholder. In relation to the leasing arrangement with related party, they have been entered into arm’s length basis.